FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

1

Table of Contents

Item

1.	News Release dated July 31, 2015
2.	Financial results for the quarter ended June 30, 2015

2

Item 1

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release July 31, 2015

Performance Review: Quarter ended June 30, 2015

•	14% year-on-year increase in consolidated profit after tax to Rs. 3,232 crore (US$ 508 million) for the quarter ended June 30, 2015 (Q1-2016) from Rs. 2,832 crore (US$ 445 million) for the quarter ended June 30, 2014 (Q1-2015)

•	12% year-on-year increase in standalone profit after tax to Rs. 2,976 crore (US$ 468 million) for Q1-2016 from Rs. 2,655 crore (US$ 417 million) for Q1-2015

•	25% year-on-year growth in retail advances

•	14% year-on-year growth in savings account deposits; current and savings account (CASA) ratio at 44.1% at June 30, 2015

•	Net interest margin improved to 3.54% in Q1-2016 from 3.40% in Q1-2015

•	Total capital adequacy of 16.75% and Tier-1 capital adequacy of 12.64% on standalone basis at June 30, 2015, including profits for Q1-2016

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2015.

Profit & loss account

•	Standalone profit after tax increased by 12% to Rs. 2,976 crore (US$ 468 million) for the quarter ended June 30, 2015 (Q1-2016) from Rs. 2,655 crore (US$ 417 million) for the quarter ended June 30, 2014 (Q1-2015).

•	Net interest income increased 14% to Rs. 5,115 crore (US$ 804 million) in Q1-2016 from Rs. 4,492 crore (US$ 706 million) in Q1-2015.

•	Non-interest income increased by 5% to Rs. 2,990 crore (US$ 470 million) in Q1-2016 from Rs. 2,850 crore (US$ 448 million) in Q1-2015.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	The cost-to-income ratio was at 37.8% in Q1-2016 compared to 38.4% in Q1-2015.

•	Provisions were at Rs. 956 crore (US$ 150 million) in Q1-2016 compared to Rs. 1,344 crore (US$ 211 million) in Q4-2015 and Rs. 726 crore (US$ 114 million) in Q1-2015.

•	Consolidated profit after tax increased by 14% to Rs. 3,232 crore (US$ 508 million) in Q1-2016 from Rs. 2,832 crore (US$ 445 million) in Q1-2015.

Operating review

Credit growth

Total advances increased by 15% year-on-year to Rs. 399,738 crore (US$ 62.8 billion) at June 30, 2015 from Rs. 347,067 crore (US$ 54.5 billion) at June 30, 2014. The year-on-year growth in domestic advances was 17%. The Bank has continued to see robust growth in its retail disbursements resulting in a year-on-year growth of 25% in the retail portfolio at June 30, 2015. The retail portfolio constituted about 43% of the loan portfolio of the Bank at June 30, 2015.

Deposit growth

The Bank has seen healthy trends in CASA deposit mobilisation. The Bank’s savings account deposits grew by 14% year-on-year at June 30, 2015. During Q1-2016, savings account deposits increased by Rs. 1,905 crore (US$ 299 million). The Bank’s CASA ratio was at 44.1% at June 30, 2015 compared to 45.5% at March 31, 2015 and 43.0% at June 30, 2014. The average CASA ratio improved to 41.1% in Q1-2016 from 39.5% in Q1-2015 and 39.9% in Q4-2015. Total deposits increased by 10% year-on-year to Rs. 367,877 crore (US$ 57.8 billion) at June 30, 2015. Total CASA deposits increased by 12% year-on-year to Rs. 162,314 crore (US$ 25.5 billion) at June 30, 2015. At June 30, 2015, the Bank had a network of 4,052 branches and 12,811 ATMs.

Capital adequacy

The Bank’s capital adequacy at June 30, 2015 as per Reserve Bank of India’s guidelines on Basel III norms was 16.37% and Tier-1 capital adequacy was 12.26%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for June 30, 2015 do not include the profits for the quarter ended June 30, 2015. Including the profits for Q1-2016, the capital adequacy ratio for the Bank as per Basel III norms would have been 16.75% and the Tier I ratio would have been 12.64%.

2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

Net non-performing assets at June 30, 2015 were Rs. 6,402 crore (US$ 1,006 million) compared to Rs. 6,325 crore (US$ 994 million) at March 31, 2015. The net non-performing asset ratio was 1.40% at June 30, 2015, the same level as at March 31, 2015. The Bank’s provision coverage ratio, computed in accordance with RBI guidelines, was 58.2% at June 30, 2015. Including cumulative prudential/technical write-offs, the provisioning coverage ratio was 69.7%. Net loans to companies whose facilities have been restructured were Rs. 12,604 crore (US$ 2.0 billion) at June 30, 2015 compared to Rs. 11,017 crore (US$ 1.7 billion) at March 31, 2015.

Technology initiatives

The Bank continued to strengthen its technology channels during the quarter. The Bank recently upgraded its mobile banking application - ‘iMobile’ - taking the total number of services available on the application to over 100. The new application has an integrated view of all ICICI Bank relationships with the customer. It offers features like direct calls to call centres and cash withdrawal from ATMs without using a card. Customers can also apply for loans and pay utility bills. ‘iMobile’ is available on all mobile platforms.

In Q1-2016, the Bank launched a voice recognition service at its call centres which authenticates savings account and credit card customers based on their speech patterns and allows them to execute banking transactions in a quick, secure and convenient manner.

The Bank’s digital mobile wallet - Pockets - has seen over 1.0 million downloads. The e-wallet is amongst India’s most comprehensive wallets which can be used to pay on all websites and mobile apps in the country.

The Bank has partnered with Alibaba.com for the launch of the Trade Facilitation Center, a single window facility to get quick access to an array of integrated business services from ICICI Bank.

Consolidated results

Consolidated profit after tax increased by 14% to Rs. 3,232 crore (US$ 508 million) for Q1-2016 from Rs. 2,832 crore (US$ 445 million) for Q1-2015. The

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

consolidated return on equity was 15.0% in Q1-2016 compared to 14.6% in Q1-2015.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) achieved a profit after tax of Rs. 397 crore (US$ 62 million) for Q1-2016 compared to Rs. 382 crore (US$ 60 million) for Q1-2015. The profit before tax of ICICI Life grew by 13% year-on-year in Q1-2016. ICICI Life maintained its leadership in the private sector. ICICI Life’s retail weighted received premium increased by 39% from Rs. 607 crore (US$ 95 million) in Q1-2015 to Rs. 843 crore (US$ 132 million) in Q1-2016. ICICI Life’s strong profitability has enabled it to wipe out its accumulated losses during the year ended March 31, 2015.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross written premium of ICICI General increased by 15% from Rs. 1,847 crore (US$ 290 million) in Q1-2015 to Rs. 2,122 crore (US$ 333 million) in Q1-2016. Profit after tax increased by 61% from Rs. 72 crore (US$ 11 million) in Q1-2015 to Rs. 116 crore (US$ 18 million) in Q1-2016.

4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

				Rs. crore
	Q1-2015	Q4-2015	Q1-2016	FY2015
Net interest income	4,492	5,079	5,115	19,040
Non-interest income	2,850	3,496	2,990	12,176
- Fee income	1,936	2,137	2,110	8,287
- Dividend and other income[1]	526	633	673	2,196
- Treasury income	388	726	207	1,693
Less:
Operating expense	2,825	3,107	3,067	11,496
Operating profit	4,517	5,468	5,038	19,720
Less: Provisions	726	1,344	956	3,900
Profit before tax	3,791	4,124	4,082	15,820
Less: Tax	1,136	1,202	1,106	4,645
Profit after tax	2,655	2,922	2,976	11,175
1.	Includes net foreign exchange gains relating to overseas operations of Rs. 103 crore in Q1-2015, Rs. 182 crore in Q4-2015, Rs. 347 crore in Q1-2016 and Rs. 642 crore in FY2015.

2.	Prior period figures have been regrouped/re-arranged where necessary.

5

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

			Rs. crore
	June 30, 2014	June 30, 2015	March 31, 2015
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,156	1,161	1,160
Employee stock options outstanding	7	7	7
Reserves and surplus[1]	74,736	82,191	79,262
Deposits	335,767	367,877	361,563
Borrowings (includes subordinated debt)[2]	145,946	163,120	172,417
Other liabilities	30,743	26,970	31,720
Total Capital and Liabilities	588,355	641,326	646,129

Assets
Cash and balances with Reserve Bank of India	20,256	20,234	25,653
Balances with banks and money at call and short notice	21,945	10,159	16,652
Investments[3]	146,033	148,078	158,129
Advances	347,067	399,738	387,522
Fixed assets	4,671	4,729	4,725
Other assets[3]	48,383	58,388	53,448
Total Assets	588,355	641,326	646,129
1.	Borrowings include preference share capital of Rs. 350 crore.

2.	Pursuant to RBI guideline dated July 16, 2015, the Bank has, effective the quarter ended June 30, 2015, reclassified deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector from ‘Investments’ to 'Other Assets'.

3.	Prior period figures have been regrouped/re-arranged where necessary.

.

6

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 63.65

7

Auditors’ Report on the Quarterly Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying standalone quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 June 2015, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us and (b) disclosures relating to ‘Pillar 3 including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and have not been audited by us. These standalone quarterly financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, specified under section 133 of the Companies Act, 2013 (‘the Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by the Reserve Bank of India from time to time and other accounting principles generally accepted in India.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results:

i)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2015.

4.	Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of Clause 35 of the Listing Agreement and found the same to be correct.

Auditors’ Report on the Quarterly Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement (Continued)

ICICI Bank Limited

Emphasis of Matter

5.	We draw attention to Note 7 to the financial results, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves pertaining to the year ended 31 March 2015, as permitted by the Reserve Bank of India vide letter dated 6 January 2015. Our opinion is not modified in respect of this matter.

Other matters

6.	For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,496,179 million as at 30 June 2015, total revenues of Rs. 17,189 million for the quarter ended 30 June 2015 and net cash inflows amounting to Rs. 19,802 million for the quarter ended 30 June 2015. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Venkataramanan Vishwanath
Mumbai	Partner
31 July 2015	Membership No: 113156

Item 2

CIN-L65190GJ1994PLC021012
ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015
				(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			12,812.56	12,738.47	11,766.90	49,091.14
	a)	Interest/discount on advances/bills		9,375.22	9,333.04	8,392.18	35,631.08
	b)	Income on investments		2,659.12	2,612.12	2,653.50	10,592.77
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		31.53	38.93	49.27	195.10
	d)	Others		746.69	754.38	671.95	2,672.19
2.	Other income			2,989.89	3,496.26	2,849.81	12,176.13
3.	TOTAL INCOME (1)+(2)			15,802.45	16,234.73	14,616.71	61,267.27
4.	Interest expended			7,697.47	7,659.05	7,275.01	30,051.53
5.	Operating expenses (e)+(f)			3,067.18	3,107.39	2,824.98	11,495.83
	e)	Employee cost		1,267.28	1,298.80	1,246.86	4,749.88
	f)	Other operating expenses		1,799.90	1,808.59	1,578.12	6,745.95
6.	TOTAL EXPENDITURE (4)+(5)			10,764.65	10,766.44	10,099.99	41,547.36
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			5,037.80	5,468.29	4,516.72	19,719.91
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			955.39	1,344.73	726.08	3,899.99
9.	Exceptional items			..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			4,082.41	4,123.56	3,790.64	15,819.92
11.	Tax expense (g)+(h)			1,106.25	1,201.56	1,135.34	4,644.57
	g)	Current period tax		1,278.54	1,448.51	1,164.85	4,864.14
	h)	Deferred tax adjustment		(172.29)	(246.95)	(29.51)	(219.57)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,976.16	2,922.00	2,655.30	11,175.35
13.	Extraordinary items (net of tax expense)			..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,976.16	2,922.00	2,655.30	11,175.35
15.	Paid-up equity share capital (face value Rs. 2/- each)			1,161.01	1,159.66	1,156.22	1,159.66
16.	Reserves excluding revaluation reserves			82,190.94	79,262.26	74,735.47	79,262.26
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.07	0.06	0.04	0.06
	ii)	Capital adequacy ratio (Basel III)		16.37%	17.02%	17.00%	17.02%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	5.13	5.04	4.60	19.32
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	5.09	4.99	4.56	19.13
18.	NPA Ratio[1]
	i)	Gross non-performing advances (net of write-off)		15,137.61	15,094.69	10,843.30	15,094.69
	ii)	Net non-performing advances		6,333.31	6,255.53	3,428.52	6,255.53
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.68%	3.78%	3.05%	3.78%
	iv)	% of net non-performing advances to net advances		1.58%	1.61%	0.99%	1.61%
19.	Return on assets (annualised)			1.91%	1.92%	1.83%	1.86%
20.	Public shareholding
	i)	No. of shares		5,804,014,135	5,797,244,645	5,780,058,645	5,797,244,645
	ii)	Percentage of shareholding		100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
1	At June 30, 2015, the percentage of gross non-performing customer assets to gross customer assets was 3.26% and net non-performing customer assets to net customer assets was 1.40%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	June 30, 2015	March 31, 2015	June 30, 2014
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,161.01	1,159.66	1,156.22
Employees stock options outstanding	6.96	7.44	6.90
Reserves and surplus	82,190.94	79,262.26	74,735.47
Deposits	367,876.98	361,562.73	335,767.40
Borrowings (includes preference shares and subordinated debt)	163,119.53	172,417.35	145,946.11
Other liabilities and provisions	26,970.75	31,719.85	30,742.54
Total Capital and Liabilities	641,326.17	646,129.29	588,354.64

Assets
Cash and balances with Reserve Bank of India	20,234.18	25,652.91	20,255.72
Balances with banks and money at call and short notice	10,158.97	16,651.71	21,944.85
Investments	148,078.17	158,129.21	146,033.25
Advances	399,737.61	387,522.07	347,066.97
Fixed assets	4,728.90	4,725.52	4,670.57
Other assets	58,388.34	53,447.87	48,383.28
Total Assets	641,326.17	646,129.29	588,354.64

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	22,456.32	24,914.26	20,097.76	90,216.23
2.	Net profit	3,232.37	3,084.92	2,832.01	12,246.87
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months) (in Rs.)	5.57	5.32	4.90	21.17
	b) Diluted EPS (not annualised for three months) (in Rs.)	5.52	5.27	4.86	20.94

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015
		(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	9,000.61	8,700.57	7,673.74	32,991.18
b	Wholesale Banking	8,299.21	8,519.09	8,109.64	33,502.51
c	Treasury	11,336.65	11,588.66	10,542.05	43,931.06
d	Other Banking	462.45	421.76	416.98	1,581.51
	Total segment revenue	29,098.92	29,230.08	26,742.41	112,006.26
	Less: Inter segment revenue	13,296.47	12,995.35	12,125.70	50,738.99
	Income from operations	15,802.45	16,234.73	14,616.71	61,267.27
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	734.87	740.40	463.42	2,724.28
b	Wholesale Banking	1,505.87	1,344.53	1,573.88	6,224.07
c	Treasury	1,732.17	1,906.20	1,606.96	6,449.95
d	Other Banking	109.50	132.43	146.38	421.62
	Total segment results	4,082.41	4,123.56	3,790.64	15,819.92
	Unallocated expenses	..	..	..	..
	Profit before tax	4,082.41	4,123.56	3,790.64	15,819.92
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(138,478.38)	(136,434.46)	(141,374.39)	(136,434.46)
b	Wholesale Banking	165,197.38	157,396.86	146,394.84	157,396.86
c	Treasury	49,928.07	52,747.62	66,921.13	52,747.62
d	Other Banking	2,129.92	2,041.50	681.31	2,041.50
e	Unallocated	4,581.92	4,677.84	3,275.70	4,677.84
	Total	83,358.91	80,429.36	75,898.59	80,429.36

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.
2.	"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on July 31, 2015.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.	In accordance with RBI guidelines on ‘Basel III Capital Regulations’ read together with the RBI circular dated March 31, 2015, the consolidated Pillar 3 disclosure (unaudited) at June 30, 2015 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/aboutus/invest-disclosure.html.
4.	Other income includes net foreign exchange gain relating to overseas operations of Rs. 346.90 crore, Rs. 182.23 crore, Rs. 103.09 crore and Rs. 642.11 crore for the three months ended June 30, 2015, three months ended March 31, 2015, three months ended June 30, 2014 and year ended March 31, 2015 respectively.
5.	In accordance with RBI circular dated July 16, 2015, investment in Rural Infrastructure and Development Fund and other related deposits has been re-classified to Schedule 11 - Other Assets from Schedule 8 - Investments. Consequently, interest on such deposits has also been re-classified to 'Others' from 'income on investments' in Schedule 13 - Interest earned.
6.	The shareholders of the Bank have approved the sub-division of each equity share having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All share and per share information in the financial results reflect the effect of sub-division for each of period presented.
7.	In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, RBI has now required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, the Bank has with the approval of the RBI debited its reserves by Rs. 929.16 crore to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI.
8.	During the three months ended June 30, 2015, the Bank has allotted 6,769,490 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
9.	Status of equity investors' complaints/grievances for the three months ended June 30, 2015:

	Opening balance	Additions	Disposals	Closing balance
	0	22	21	1

10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.
12.	The amounts for three months ended March 31, 2015 are balancing amounts between the amounts as per audited accounts for the year ended March 31, 2015 and nine months ended December 31, 2014.
13.	Rs. 1 crore = Rs. 10 million.

N. S. Kannan
Place:	Mumbai			Executive Director
Date:	July 31, 2015			DIN-00066009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 31, 2015	By:	/s/Ranganath Athreya
			Name:	Ranganath Athreya
			Title:	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries